CANNON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	COMMON STOCK	ADDITIONAL PAID-IN-CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL SHAREHOLDERS EQUITY
Balances at December 31, 2014	$ 50,000	$ 20,000	$ -	$ 125,583	$ 195,583
Net income	-	-	-	199,647	199,647
Purchase of treasury stock	-	-	(50,000)	-	(50,000)
Distributions to shareholders	-	-	-	(160,000)	(160,000)
Balances at December 31, 2015	$ 50,000	$ 20,000	$ (50,000)	$ 165,230	$ 185,230

See notes to financial statements and report of independent registered public accounting firm.